Exhibit (a)(1)(E)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 25, 2022 and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

La Jolla Pharmaceutical Company

at

$6.23 Net Per Share

by

Innoviva Acquisition Sub, Inc.,

A Wholly Owned Subsidiary of

Innoviva, Inc.

Innoviva Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Purchaser Parties”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”), at a price of $6.23 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.,

NEW YORK CITY TIME, ON AUGUST 19, 2022, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below) and (ii) the HSR Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to one minute after 11:59 P.M. (New York City time) on August 19, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), represent at least one more Share than fifty percent (50%) of the Shares outstanding at the Expiration Time. The HSR Condition requires that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated and a governmental body of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger, nor shall any legal requirement have been promulgated, enacted, issued, or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and La Jolla. The Merger Agreement provides, among other things, that following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will merge with and into La Jolla (the “Merger”), with La Jolla continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) any Shares that are owned by or held in the treasury of La Jolla or any other wholly owned subsidiary of La Jolla; (ii) any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent; and (iii) Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, La Jolla will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, La Jolla’s board of directors (the “La Jolla Board”), has unanimously (i) determined that the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”), on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of La Jolla and its stockholders and that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to La Jolla and La Jolla’s stockholders; (ii) declared it advisable for La Jolla to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by La Jolla of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of La Jolla and the consummation of the Contemplated Transactions; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that La Jolla’s stockholders tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that the Merger shall be governed by Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser intends to effect the Merger Closing without a vote of the stockholders of La Jolla pursuant to and in accordance with Section 251(h) of the DGCL. Pursuant to Section 251(h) of the DGCL, the word “consummation” as used herein means irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refers to the occurrence of the Acceptance Time.

Parent and the Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•

If, as of the then-scheduled Expiration Time, the Minimum Condition or any of the other conditions set forth in the Offer to Purchaser (the “Offer Conditions”) is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of La Jolla or any other person), extend the Offer for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied; and

if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), at the request of La Jolla, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods specified by La Jolla of up to ten business days per extension (or such other period as the parties may agree), to permit such Offer Condition to be satisfied.

In no event shall Parent or Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) October 9, 2022 (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of La Jolla.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Parent and Purchaser expressly reserve the right to waive any Offer Conditions to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that Parent and Purchaser shall not, unless otherwise provided in the Merger Agreement or previously approved by La Jolla in writing: (i) reduce the Offer Price or increase the Offer Price by an increment of less than $0.25 per share; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares sought to be purchased in the Offer; (iv) waive, amend or change the Minimum Condition or the condition that the Merger Agreement may not have been validly terminated in accordance with its terms; (v) add to the Offer Conditions; (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement; (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (viii) amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions.

On the terms of and subject to the conditions to the Offer, promptly after the Acceptance Time, Purchaser will pay, or cause the paying agent to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives written notice to the American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares (the “Share Certificates”) (or a book-entry confirmation relating to such Shares) and (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message relating thereto) and any other documents required by the Letter of Transmittal pursuant to the procedures set forth in the Offer to Purchase and (iii) a final determination of the adequacy of the items received has been made when necessary by the Purchaser. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and the Purchaser’s determination shall be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any other stockholder. None of Parent, the Purchaser, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain United States Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. La Jolla has provided Purchaser with La Jolla’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on La Jolla’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone numbers, address and/or email address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 Stockholders Call (Toll-Free): (888) 644-6071 Banks and Brokers Call: (212) 269-5550 By Email: LJPC@dfking.com

July, 25, 2022